Ashland Global Holdings Inc. 50 E. RiverCenter Blvd., Covington, KY 41011
J. Kevin Willis Senior Vice President and Chief Financial Officer

VIA EDGAR

May 13, 2019

Division of Corporation Finance

Office of Manufacturing and Construction

100 F Street, N.E.

Washington, DC  20549

Ashland Global Holdings Inc.

Form 10-K for the year ended September 30, 2018

Filed November 19, 2018

File No. 333-211719

Dear Division of Corporation Finance:

Set forth below is the response from Ashland Global Holdings Inc. (“Ashland” or “we”) to the comments (the “Comments”) of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”), dated April 30, 2019, concerning Ashland’s Annual Report on Form 10-K for the fiscal year ended September 30, 2018 (the “2018 Form 10-K”).

For your convenience, the response set forth below repeats the Comment prior to the response.  The Comment is highlighted in bold.

Form 10-K for the year ended September 30, 2018

Note M – Income Taxes, page F-35

Comment 1

Please reconcile the disclosures surrounding the impact of the Tax Act you provided on page F-35 with the information you have presented in your reconciliation of the statutory federal income tax to your provision for income taxes on page F-37.  Ensure that the tax reform amounts presented in the reconciliation and related footnotes are transparent such that a reader understands the impact the Tax Act had on your provision for income taxes.

Response 1

The impact of the Tax Cuts and Jobs Act (Tax Act) in the U.S. enacted on December 22, 2017 for Ashland consisted of the following items:

1.

Net Transition Tax - $128 million (disclosed on F-35) – consisting of the following components: One-time Transition Tax expense of $187 million and other amounts related to the transition tax, including State Tax expense of $2 million, Foreign Tax Credits benefit of $46 million, Uncertain Tax Positions benefit of $9 million and Other tax benefit of $6 million;

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2.	Deferred Rate Change – benefit of $139 million (disclosed on F-35);

3.

Other tax expense of $13 million – consisting of the following components: Uncertain Tax Positions expense of $7 million and Other tax expense of $6 million.  These amounts were recorded in addition to the amounts recorded in #1 above related to the transition tax.

Ashland’s disclosure of the tax law impact on page F-37 included each tax component by its nature in the statutory federal income tax reconciliation.  As a result, the tax law impact of Foreign Tax Credits, Uncertain Tax Positions, Other and State Tax are all included within their respective tax component captions in the reconciliation.  This is disclosed in footnote (b) of the statutory federal income tax reconciliation on F-37 as follows:

“(b) 2018 includes expense of $187 million related to the one-time transition tax and a benefit of $143 million related to the deferred rate change.  The related foreign tax credits are included within the foreign tax credits caption, the state impact of the federal rate change is included with the state taxes caption and the remeasurement of the federal effect of uncertain tax positions is included within the uncertain tax positions caption.”

As requested, to better align transparency of the Tax Act on our provision for income taxes an example of the prospective enhanced disclosures utilizing the 2018 Form 10-K filing information has been included below.  We will include this enhanced disclosure in all future Form 10-K filings, beginning with our 10-K for fiscal 2019.  The additional enhanced disclosures have been bolded and underlined for ease of reference as follows:

Form 10-K for the year ended September 30, 2018

Note M – Income Taxes

Pages F-35 to F-38

NOTE M – INCOME TAXES

Tax Law Changes

The Tax Cuts and Jobs Act (Tax Act) was enacted on December 22, 2017. The Tax Act reduces the U.S. federal corporate tax rate from 35% to 21%, requires companies to pay a one-time transition tax on earnings of certain foreign subsidiaries that were previously tax deferred and creates new taxes on certain foreign sourced earnings. At September 30, 2018, Ashland has not completed the internal accounting assessment for the tax effects of enactment of the Tax Act; however, Ashland determined a reasonable estimate of the effects on our existing deferred tax balances and the one-time transition tax. Due to the Tax Act, Ashland recognized a provisional amount during 2018, which is included as a component of income tax expense from continuing operations. Ashland recorded net unfavorable tax adjustments of $2 million during 2018 primarily related to the deferred tax rate changes and a one-time transition tax assessed on foreign cash and unremitted earnings. This adjustment includes expense of $128 million related to the one-time transition tax, a benefit of $139 million related to the deferred rate change and other tax expense of $13 million.   The one-time transition tax and the deferred rate change associated with the Tax Act are discussed in greater detail below.

Provisional amounts - Deferred tax assets and liabilities

Ashland remeasured certain deferred tax assets and liabilities based on the rates at which they are expected to reverse in the future, which is generally 21%. However, Ashland is still analyzing certain aspects of the Tax Act and refining certain calculations, which could potentially affect the measurement of these balances or potentially

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give rise to new deferred tax amounts. The provisional amount recorded related to the remeasurement of the deferred tax balance was a favorable tax adjustment of $139 million during 2018.

Provisional amounts - Foreign tax effects

The one-time transition tax is based on Ashland's total post-1986 earnings and profits (E&P) of foreign subsidiaries that were previously deferred from U.S. income taxes. Ashland recorded a provisional amount for this one-time transition tax of $128 million during 2018, which includes the one-time transition tax expense of $187 million, a foreign tax credit benefit of $46 million, a reversal of uncertain tax position benefits of $9 million, state tax expense of $2 million and a benefit for other miscellaneous items of $6 million. Ashland has not yet completed its calculation of the total post-1986 E&P for these foreign subsidiaries. In addition, the transition tax is based in part on the amount of those earnings held in cash and other specified assets. This amount may change when Ashland finalizes the calculation of post-1986 foreign E&P previously deferred from U.S. federal taxation and finalizes the amounts held in cash or other specified assets. No additional income taxes have been provided for any remaining undistributed foreign earnings not subject to the transition tax, or any additional outside basis difference inherent in these entities, as management intends to indefinitely reinvest all foreign earnings. Ashland determined that estimating the amount of unrecognized deferred tax liability related to any remaining undistributed foreign earnings not subject to the transition tax and additional outside basis difference in these entities (i.e., basis difference in excess of that subject to the one-time transition tax) is not practicable at this time.

Global Intangible Low-Taxed Income

Regarding new Global Intangible Low-Taxed Income (GILTI) tax rules, Ashland is allowed to make an accounting policy election to either treat taxes due on future GILTI exclusions in U.S. taxable income as a current period expense when incurred or reflect such portion of the future GILTI exclusions in U.S. taxable income that relate to existing basis differences in our measurement of deferred taxes. Ashland’s analysis of the new GILTI rules is incomplete. Accordingly, Ashland has not made a policy election regarding the treatment of the GILTI tax.

Income Tax Provision

A summary of the provision for income taxes related to continuing operations follows.

(In millions)	2018	2017	2016
Current
Federal	$29	$(10)	$(56)
State	(1)	—	(8)
Foreign	78	46	68
	106	36	4
Deferred	(97)	(29)	(29)
Income tax expense (benefit)	$9	$7	$(25)

Foreign net operating loss carryforwards primarily relate to certain European and Asian Pacific operations and generally may be carried forward. U.S. state net operating loss carryforwards relate to losses within certain states and generally may be carried forward. Temporary differences that give rise to significant deferred tax assets and liabilities as of September 30 are presented in the following table.

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(In millions)	2018	2017
Deferred tax assets
Foreign net operating loss carryforwards (a)	$43	$69
Employee benefit obligations	31	47
Environmental, self-insurance and litigation reserves (net of receivables)	120	192
State net operating loss carryforwards (net of unrecognized tax benefits) (b)	48	62
Compensation accruals	31	72
Credit carryforwards (net of unrecognized tax benefits) (c)	10	26
Other items	33	47
Valuation allowances (d)	(79)	(122)
Total deferred tax assets	237	393
Deferred tax liabilities
Goodwill and other intangibles (e)	273	432
Property, plant and equipment	215	302
Unremitted earnings	—	6
Total deferred tax liabilities	488	740
Net deferred tax liability	$(251)	$(347)

(a)	Gross net operating loss carryforwards of $141 million will expire in future years beyond 2020 or have no expiration.
(b)	Apportioned net operating loss carryforwards generated of $1.1 billion will expire in future years as follows: $69 million in 2019, $82 million in 2020 and the remaining balance in other future years.
(c)	Credit carryforwards consist primarily of foreign tax credits of $4 million expiring in future years beyond 2020, and miscellaneous tax credits that will expire in 2024 or other future years.
(d)	Valuation allowances primarily relate to certain state and foreign net operating loss carryforwards.
(e)	The total gross amount of goodwill as of September 30, 2018 expected to be deductible for tax purposes is $29 million.

The U.S. and foreign components of income from continuing operations before income taxes and a reconciliation of the statutory federal income tax with the provision for income taxes follow. The foreign components of income from continuing operations disclosed in the following table exclude any allocations of certain corporate expenses incurred in the U.S.

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(In millions)	2018	2017	2016
Income (loss) from continuing operations before income taxes
United States	$(163)	$(376)	$(557)
Foreign	277	278	249
Loss from continuing operations before income taxes	$114	$(98)	$(308)

Income taxes computed at U.S. statutory rate (a)	$28	$(34)	$(108)
Increase (decrease) in amount computed resulting from
Tax reform (b)	44	—	—
Uncertain tax positions	(12)	12	24
Foreign dividends, deemed inclusions and other restructuring (c)	48	124	111
Foreign tax credits	(54)	(29)	(93)
Valuation allowance changes (d)	(5)	(3)	33
Research and development credits	(5)	(6)	(9)
State taxes (e)	(2)	(15)	(3)
Goodwill impairment	—	—	55
International rate differential	(55)	(63)	(57)
Other items (f)	22	21	22
Income tax expense (benefit)	$9	$7	$(25)

(a)	The domestic tax rates are 35% for 2016 and 2017, and 24.5% for 2018. For 2019 and forward, the domestic tax rate is expected to be 21%.
(b)

2018 includes expense of $187 million related to the one-time transition tax, a benefit of $139 million related to the deferred rate change, and a benefit of $4 million related to tax reform in a foreign jurisdiction.  Foreign tax credits of $46 million related to the transition tax are included within the foreign tax credits caption.  Other items related to the transition tax or other U.S. tax reform offset to immaterial amounts within the state taxes, uncertain tax positions and other captions and net to zero within the aggregate.  In summary, total U.S. tax reform expense was $2 million related to transition tax expense of $187 million, a deferred rate change benefit of $139 million and a foreign tax credit benefit of $46 million.

(c)	2018 includes a gain recognition of $6 million, deemed inclusions of $13 million and tax restructuring costs of $23 million.
(d)

2018 includes a $5 million benefit for the release of a foreign tax credit valuation allowance; 2017 includes $25 million of benefit for the release of a foreign tax credit valuation allowance and $22 million of expense for state, foreign and domestic federal deferred tax asset valuation allowances net of a NOL write-off offset; 2016 relates to foreign tax credit carryforward and state deferred tax asset valuation allowance establishments.

(e)

2018 includes a $27 million tax benefit for a valuation reserve release against state net operating losses and $26 million of tax expense for state tax rate changes; 2017 includes $6 million of benefit for state tax rate changes primarily related to the final distribution of Valvoline.

(f)

2018 includes $22 million related to foreign withholding taxes; 2017 includes $7 million of expense related to foreign withholding taxes, $5 million of expense for the write-off of a prepaid asset related to an intercompany transaction with a Valvoline legal entity, $4 million of expense for non-deductible transaction costs primarily related to the Valvoline spin-off and $6 million of benefit for certain other domestic permanent items; 2016 includes $25 million of expense for costs associated with the separation of Valvoline.

The 2018 effective tax rate was impacted by jurisdictional income mix and restructuring activities, while U.S. tax reform and other items netted together to have an insignificant tax impact.

The 2017 effective tax rate was impacted by jurisdictional income mix, tax expense related to deemed dividend inclusions and a tax benefit for the reversal of a valuation allowance related to the utilization of foreign tax credits.

The 2016 effective tax rate was impacted by jurisdictional income mix and net unfavorable adjustments primarily related to a nondeductible goodwill impairment for the Intermediates and Solvents division, valuation allowances for domestic attributes, accruals for unrecognized tax benefits and items related to the separation of Valvoline.

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Unrecognized tax benefits

U.S. GAAP prescribes a recognition threshold and measurement attribute for the accounting and financial statement disclosure of tax positions taken or expected to be taken in a tax return. The evaluation of a tax position is a two-step process. The first step requires Ashland to determine whether it is more likely than not that a tax position will be sustained upon examination based on the technical merits of the position. The second step requires Ashland to recognize in the financial statements each tax position that meets the more likely than not criteria, measured at the amount of benefit that has a greater than 50% likelihood of being realized. Ashland had $164 million and $194 million of unrecognized tax benefits at September 30, 2018 and 2017, respectively. As of September 30, 2018, the total amount of unrecognized tax benefits that, if recognized, would affect the tax rate for continuing and discontinued operations was $152 million. The remaining unrecognized tax benefits relate to tax positions for which ultimate deductibility is highly certain but for which there is uncertainty as to the timing of such deductibility. Recognition of these tax benefits would not have an impact on the effective tax rate.

Ashland recognizes interest and penalties related to uncertain tax positions as a component of income tax expense (benefit) in the Statements of Consolidated Comprehensive Income. Such interest and penalties totaled a $1 million benefit in 2018, $3 million expense in 2017 and $5 million expense in 2016. Ashland had $25 million and $26 million in interest and penalties related to unrecognized tax benefits accrued as of September 30, 2018 and 2017, respectively.

Changes in unrecognized tax benefits were as follows:

(In millions)
Balance at September 30, 2016	$168
Increases related to positions taken on items from prior years	8
Decreases related to positions taken on items from prior years	(3)
Increases related to positions taken in the current year	14
Lapse of statute of limitations	(3)
Acquisition of Pharmachem	11
Settlement of uncertain tax positions with tax authorities	(1)
Balance at September 30, 2017 (a)	194
Increases related to positions taken on items from prior years	5
Decreases related to positions taken on items from prior years	(40)
Increases related to positions taken in the current year	14
Lapse of statute of limitations	(5)
Settlement of uncertain tax positions with tax authorities	(4)
Balance at September 30, 2018 (a)	$164

(a)	Ashland has indemnity receivables from Valvoline and Pharmachem for $39 million and $48 million of the gross unrecognized tax benefits at September 30, 2018 and 2017, respectively.

From a combination of statute expirations and audit settlements in the next twelve months, Ashland expects a decrease in the amount of accrual for uncertain tax positions of between $1 million and $2 million for continuing operations. For the remaining balance as of September 30, 2018, it is reasonably possible that there could be material changes to the amount of uncertain tax positions due to activities of the taxing authorities, settlement of audit issues,

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reassessment of existing uncertain tax positions or the expiration of applicable statute of limitations; however, Ashland is not able to estimate the impact of these items at this time.

Ashland or one of its subsidiaries files income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. Foreign taxing jurisdictions significant to Ashland include Brazil, Canada, China, Germany, Mexico, Netherlands, Spain, Switzerland and United Kingdom. Ashland is subject to U.S. federal income tax examinations by tax authorities for periods after September 30, 2013 and U.S. state income tax examinations by tax authorities for periods after September 30, 2005. With respect to countries outside of the United States, with certain exceptions, Ashland’s foreign subsidiaries are subject to income tax audits for years after 2007.

******

We believe that the information contained in this letter is responsive to the Comments in the Comment Letter.

Please acknowledge receipt of this response letter by electronic confirmation.

Please call Peter J. Ganz, Senior Vice President, General Counsel, Chief Compliance Officer and Secretary, or Samuel A. Richardson, Assistant Controller, at (859) 815-3048 and (614) 790-2370, respectively, if you have any questions regarding this submission.

Sincerely,

/s/ J. Kevin Willis
J. Kevin Willis
Senior Vice President
and Chief Financial Officer

cc:Jenn Do

Jeanne Baker